Filed pursuant to Rule 424(b)(3)
File No. 333-249684

PIMCO Dynamic Credit and Mortgage Income Fund

(the “Fund”)

Supplement dated May 21, 2021 to the Fund’s Prospectus, Statement of Additional

Information and Prospectus Supplement, each dated October 27, 2020

(respectively, the “Prospectus,” the “SAI” and the “Prospectus Supplement”)

The Board of Trustees (the “Board”) of the Fund has approved the reorganization of the Fund with and into PIMCO Dynamic Income Fund (“PDI”), subject to approval by shareholders of PDI of the issuance of additional common shares of beneficial interest of PDI (the “Merger Shares”) to be distributed to Fund shareholders in connection with the reorganization. No action is needed from shareholders of the Fund. Pacific Investment Management Company LLC (“PIMCO”), the investment manager of the Fund, and the Board believe that the proposed reorganization is in the best interests of the Fund and its shareholders.

PDI Shareholder Approval and Fee Reduction. Shareholders of PDI will be asked to vote on the issuance of the Merger Shares at a Special Meeting of Shareholders (the “Shareholder Meeting”) expected to take place on or about July 28, 2021 at a time and location to be specified in a proxy statement/prospectus that is expected to be mailed to the Fund’s common shareholders of record as of June 10, 2021 (the “proxy statement/prospectus”). If shareholders of PDI do not approve the issuance of the Merger Shares, the reorganization will not proceed at this time.

The Board of Trustees of PDI has approved a conditional 0.05% (five basis points) reduction in the annual management fee rate paid by PDI to PIMCO, PDI’s investment manager, from 1.15% to 1.10% of PDI’s average daily total managed assets, effective as of the date of the closing of the reorganization of the Fund into PDI. The fee reduction is contingent on the consummation of the reorganization. As a result, if the Fund is reorganized into PDI, the combined fund would pay a management fee at the annual management fee rate of 1.10% of the total managed assets of the combined fund. The Fund currently pays a management fee to PIMCO at an annual rate of 1.15% of the total managed assets of the Fund.

Additional Information about the Reorganization. It is currently expected that the reorganization will be completed approximately two to three months after (and in any event not earlier than two months after) the Shareholder Meeting (including any adjournments or postponements thereto), subject to PIMCO’s market outlook and operational considerations, shareholder approval by PDI shareholders of the issuance of Merger Shares and the satisfaction of applicable regulatory requirements and customary closing conditions. Upon consummation of the reorganization, shareholders of the Fund would receive Merger Shares (and cash in lieu of fractional Merger Shares, if any) with a net asset value equal to the net asset value of their shares of the Fund at the time of the reorganization. The reorganization is expected to be a tax-free event for federal income tax purposes, although any cash received by Fund shareholders in lieu of fractional Merger Shares may give rise to taxable capital gains for the shareholder.

The Fund and PDI have the same investment objectives – to seek current income as a primary objective and capital appreciation as a secondary objective. The Fund and PDI pursue substantially similar investment strategies, utilizing a dynamic asset allocation strategy across multiple fixed income sectors. Following the reorganization, Fund shareholders would become shareholders of PDI, and PDI would continue to be managed in accordance with PDI’s existing investment objectives and strategies. A fuller description and comparison of the investment policies, strategies and restrictions of PDI and the Fund, as well as a description of the terms of the reorganization, will be contained in the proxy statement/prospectus.

The Board of Trustees of PIMCO Income Opportunity Fund (“PKO”) has also approved the reorganization of PKO into PDI, subject to (i) approval by shareholders of PKO, (ii) approval by PDI shareholders to issue the Merger Shares, and (iii) the consummation of the reorganization of the Fund into PDI. Additional information regarding the reorganization of PKO will be included in the proxy statement/prospectus.

If PDI shareholders approve the issuance of the Merger Shares, the Fund may make dispositions of certain portfolio holdings before the reorganization. These sales, which would not commence until the requisite shareholder approval has been obtained at the Shareholder Meeting, would result in brokerage commissions and other transaction costs, and could result in the realization of capital gains that would be distributed to Fund shareholders as taxable distributions.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the Fund or PDI, nor is it a solicitation of any proxy. For more information regarding the Fund or PDI, or to receive a free copy of the proxy statement/prospectus relating to the reorganization (and containing important information about fees, expenses and risk considerations) once a registration statement relating to the reorganizations has been filed with the Securities and Exchange Commission and becomes effective, please call 1-800-814-0439. The proxy statement/prospectus relating to the reorganizations will also be available for free on the Securities and Exchange Commission’s web site (http://www.sec.gov). Please read the proxy statement/prospectus relating to the reorganization carefully before making any investment decisions.

Investors Should Retain This Supplement for Future Reference

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